Exhibit 99.2

CONSENT OF PIPER SANDLER & CO.

We hereby consent to the inclusion of our opinion letter, dated July 5, 2021, to the Board of Directors of Pioneer Energy Services Corporation, a Delaware corporation (the “Company”), as Annex B to the joint proxy statement/prospectus contained in that certain Registration Statement of the Company on Form S-4 (the “Registration Statement”) relating to the proposed agreement and plan of merger involving the Company and Patterson-UTI Energy, Inc., and references made to our firm and such opinion in the Registration Statement. In giving such consent, we do not admit that we come within the category of persons whose consent is required under, nor do we admit that we are “experts” for purposes of, the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

/s/ Piper Sandler & Co.

August 3, 2021

Houston, Texas